POLISH SECURITIES AND EXCHANGE COMMISSION

Consolidated quarterly report QS 4 / 2005

(In accordance with § 86, section 2 of the Decree of the Minister of Finance dated 19 October 2005 – Journal of Laws Nr 209, item 1744)

for issuers of securities involved in production, construction, trade or services activities

for the fourth quarter of 2005 comprise the period from 1 October 2005 to 31 December 2005

containing the condensed consolidated financial statements according International Accounting Standards in PLN.

Publication date: 1 March 2006

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.
(short name of the issuer)

Metals industry
(issuer branch title to the Warsaw Stock Exchange)

59-301
(postal code)

Lubin
(city)

Marii Skłodowskiej
(street)

48
(number)

(48 76) 84 78 2
(telephone)

(48 76) 84 78 500
(fax)

IR@BZ.KGHM
(e-mail)

www.kghm.pl
(www)

692-000-00-13
(NIP)

390021764
(REGON)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	4 quarters period from 1 January 2005 to 31 December 2005	4 quarters period from 1 January 2004 to 31 December 2004	4 quarters period from 1 January 2005 to 31 December 2005	4 quarters period from 1 January 2004 to 31 December 2004
I. Sales	9 029 496	7 138 767	2 244 301	1 580 002
II. Operating profit	2 564 436	1 650 885	637 396	365 386
III. Profit before taxation	2 739 766	1 677 275	680 975	371 226
IV. Profit for the period	2 113 700	1 376 453	525 365	304 646
V. Profit for the period attributable to shareholders of parent entity of the Group	2 112 015	1 376 715	524 946	304 704
VI. Profit for the period attributable to minority interests	1 685	(262)	419	(58)
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	10.56	6.88	2.62	1.52
IX. Net cash generated from operating activities	2 736 742	1 953 689	680 223	432 404
X. Net cash used in investing activities	(726 686)	(638 163)	(180 619)	(141 243)
XI. Net cash used in financing activities	(656 437)	(1 285 843)	(163 159)	(284 592)
XII. Total net cash flow	1 353 619	29 683	336 445	6 570
	At 31.12.2005	**At 31.12.2004**	**At 31.12.2005**	**At 31.12.2004**
XIII. Current assets	4 210 200	2 869 240	1 090 782	703 418
XIV. Non-current assets	6 884 850	6 493 056	1 783 732	1 591 825
XV. Available-for-sale non-current assets and assets included in disposal group	7 455	-	1 931	-
XVI. Total assets	11 102 505	9 362 296	2 876 446	2 295 243
XVII. Current liabilities	3 208 589	2 419 068	831 284	593 054
XVIII. Non-current liabilities	1 530 665	1 287 277	396 566	315 586
XIX. Equity	6 363 251	5 655 951	1 648 596	1 386 602
XX. Minority interest	14 631	17 701	3 791	4 340

dlw 3/7

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated balance sheet

Assets	At 31 December 2005	At 31 December 2004
Non-current assets		
Property, plant and equipment	5 581 193	5 458 088
Intangible assets	89 248	90 115
Investment property	28 250	9 878
Investments accounted for using the equity method	931 173	805 095
Deferred income tax asset	163 164	26 670
Available-for-sale financial assets	28 005	31 816
Held-to-maturity investments	44	37 320
Derivative financial instruments	20 548	19 329
Financial assets at fair value through profit or loss	27 464	-
Trade and other receivables	15 761	14 745
	6 884 850	**6 493 056**
Current assets		
Inventories	1 244 687	1 034 311
Trade and other receivables	912 669	810 243
Receivables due to current income tax	2 878	1 578
Available-for-sale financial assets	-	-
Held-to-maturity investments	-	5 789
Derivative financial instruments	171 645	494 145
Financial assets at fair value through profit or loss	-	-
Cash and cash equivalents	1 878 321	523 174
	4 210 200	**2 869 240**
Held-for-sale non-current assets and assets included in disposal	**7 455**	**-**
	4 217 655	**2 869 240**
TOTAL ASSETS	**11 102 505**	**9 362 296**
Equity and liabilities		
EQUITY		
Equity attributable to shareholders of the Company		
Share capital of which	2 000 000	7 413 573
Registered share capital	*2 000 000*	*2 000 000*
Share capital from hyperinflationary revaluation	-	*5 413 573*
Other capital	(810 388)	201 550
Retained earnings	5 159 008	(1 976 873)
	6 348 620	**5 638 250**
Minority interests	**14 631**	**17 701**
TOTAL EQUITY	**6 363 251**	**5 655 951**
LIABILITIES		
Non-current liabilities		
Trade and other payables	14 053	15 609
Borrowings	63 182	53 781
Derivative financial instruments	210 298	44 117
Deferred income tax liabilities	16 566	23 035
Liabilities due to employee benefits	816 169	706 720
Provisions due to other liabilities and charges	410 397	444 015
	1 530 665	**1 287 277**
Current liabilities		
Trade and other payables	1 429 258	1 154 488
Borrowings	48 477	273 074
Current income tax liabilities	397 963	299 441
Derivative financial instruments	1 150 239	549 546
Liabilities due to employee benefits	68 646	62 658
Provisions for other liabilities and charges	114 006	79 861
	3 208 589	**2 419 068**
TOTAL LIABILITIES	**4 739 254**	**3 706 345**
TOTAL EQUITY AND LIABILITIES	**11 102 505**	**9 362 296**

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated income statement

	Period			
	for 3 months ended at 31 December 2005	**for 12 months ended at 31 December 2005**	**for 3 months ended at 31 December 2004**	**for 12 months ended at 31 December 2004**
CONTINUED ACTIVITIES:				
Sales	2 728 951	9 029 496	1 708 435	7 138 767
Cost of sales	(1 734 295)	(5 626 678)	(1 312 011)	(4 865 201)
Gross profit	**994 656**	**3 402 818**	**396 424**	**2 273 566**
Selling and marketing costs	(57 137)	(192 044)	(42 711)	(154 919)
Administrative expenses	(213 290)	(661 924)	(177 229)	(640 636)
Other operating income and profits - net	(134 090)	15 586	38 671	172 874
Operating profit	**590 139**	**2 564 436**	**215 155**	**1 650 885**
Financial costs - net	13 991	(34 830)	(38 537)	(153 216)
Profit / loss from disposal of subsidiaries				(2 318)
Share of profits of associates accounted for using the equity method	40 661	210 160	50 711	181 924
Profit before income tax	**644 791**	**2 739 766**	**227 329**	**1 677 275**
Income tax expense	(244 961)	(626 066)	(36 983)	(300 822)
Profit from continued activities	**399 830**	**2 113 700**	**190 346**	**1 376 453**
Profit for the period	**399 830**	**2 113 700**	**188 028**	**1 376 453**
attributable to:				
shareholders of the parent entity	399 186	2 112 015	190 132	1 376 715
minority interests	644	1 685	(2 104)	(262)
Earnings per share from continued activities attributable to the shareholders of the parent entity during the period (PLN per share)				
– basic/ diluted	2.00	10.56	0.95	6.88

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated statement of changes in equity

	Attributable to shareholders of Company			Minority interests	Total equity
	Share capital	Other capital	Retained earnings		
At 1 January 2004	7 413 573	(262 108)	(3 353 588)	17 963	3 815 840
Fair value gains on available for sale financial assets	-	16	-	-	16
Impact of cash flow hedging	-	552 825	-	-	552 825
Deferred income tax	-	(89 183)	-	-	(89 183)
Total income/expenses recognised directly in equity	-	**463 658**	-	-	**463 658**
Profit for the period	-	-	1 376 715	(262)	1 376 453
Total recognised income/expenses	-	**463 658**	**1 376 715**	**(262)**	**1 840 111**
At 31 December 2004	**7 413 573**	**201 550**	**(1 976 873)**	**17 701**	**5 655 951**
At 1 January 2005	**7 413 573**	**201 550**	**(1 976 873)**	**17 701**	**5 655 951**
Restatement of data at 1 January 2005 due to transition to IAS 32 and 39	-	-	**10 293**	-	**10 293**
At 1 January 2005 after restatement	**7 413 573**	**201 550**	**(1 966 580)**	**17 701**	**5 666 244**
Losses due to changes of fair value of available for sale financial assets	-	(16)	-	-	(16)
Impact of cash flow hedging	-	(1 242 964)	-	-	(1 242 964)
Deferred income tax	-	231 058	-	-	231 058
Total income/expenses recognised directly in equity	-	**(1 011 922)**	-	-	**(1 011 922)**
Profit for the period	-	-	2 112 015	1 685	2 113 700
Other changes	-	(16)	-	-	(16)
Total recognised income/ expenses	-	**(1 011 938)**	**2 112 015**	**1 685**	**1 101 762**
Settlement of revaluation of share capital	(5 413 573)	-	5 413 573	-	-
Dividends paid	-	-	(400 000)	-	(400 000)
Transactions with minority interest				(4 755)	(4 755)
At 31 December 2005	**2 000 000**	**(810 388)**	**5 159 008**	**14 631**	**6 363 251**

(amounts shown are in '000 PLN, unless otherwise indicated)

Condensed consolidated cash flow statement

	Period	
	for 12 months ended at 31 December 2005	for 12 months ended at 31 December 2004
Cash flow from operating activities		
Cash generated from operations	3 178 349	2 112 326
Income tax paid	(441 607)	(158 637)
Net cash generated from operating activities	**2 736 742**	**1 953 689**
Cash flow from investing activities		
Purchase of intangible assets and property, plant and equipment	(880 430)	(729 457)
Proceeds from sale of intangible assets and property, plant and equipment	7 795	10 019
Purchase of investment property	(152)	-
Purchase of held to maturity financial assets	(34 366)	(46 973)
Purchase of other financial assets	(3 912)	(2 061)
Proceeds from sale and realisation of held to maturity financial assets	40 430	58 209
Proceeds from sale of other financial assets	3 037	2 887
Purchase of financial assets at fair value through profit or loss	(3 740)	-
Proceeds from sale of financial assets at fair value through profit or loss	24 240	-
Loans granted to unrelated entities		-
Loan repayments received from unrelated entities		-
Interest received	584	267
Dividends received	84 395	69 155
Other investment expenses	35 433	(209)
Net cash used in investing activities	**(726 686)**	**(638 163)**
Cash flow from financing activities		
Buyback of bonds and other debt securities		-
Proceeds from borrowings	33 010	262 595
Repayments of borrowings	(270 320)	(1 498 765)
Interest paid	(10 339)	(41 516)
Dividends paid to minority interest	(39)	(78)
Dividends paid	(400 000)	-
Payments of liabilities due to financial leasing	(7 109)	(7 558)
Other financial expenses	(1 640)	(521)
Net cash used in financing activities	**(656 437)**	**(1 285 843)**
Total net cash flow	**1 353 619**	**29 683**
Cash and cash equivalents at beginning of the period	523 174	494 591
Exchange gains on cash and cash equivalents	1 528	(1 100)
Cash and cash equivalents at end of the period	**1 878 321**	**523 174**
including restricted cash and cash equivalents	49 053	29 926

Notes to the condensed consolidated financial statement of KGHM Polska Miedź S.A. prepared for the fourth quarter of 2005

I. Basis for preparation of financial statements

The following financial statements have been prepared under International Accounting Standards and International Financial Reporting Standards approved by the European Union. The data in the financial statements are published prior to the issuance of an auditor's opinion from its audit of the consolidated financial statements for 2005.

1. Introduction

The following quarterly report includes condensed consolidated financial statements for the following periods:

- the current period from 1 October to 31 December 2005
- the comparable period from 1 October to 31 December 2004

KGHM Polska Miedź S.A. – as the parent entity of a Group, fully consolidated 23 subsidiary entities in the current quarter while 2 associated entities were accounted for using the equity method.
Beginning from 1 January 2005 *(based on IAS 8 par. 8, which allows exemption from the application of principles described in IFRS if the results of such an exemption are immaterial)*, the following subsidiaries were not consolidated - Polskie Centrum Promocji Miedzi sp. z o.o., PEW Aquakonrad S.A. in liquidation and TUW Cuprum. Altogether, 4 subsidiaries were not included, and the shares in one associated entity were measured at purchase cost and reflecting an impairment loss, in the consolidated financial statements presented. Exclusion of these entities from consolidation did not effect the honest presentation of the assets, financial result and cash flows.

Data justifying the exclusion of entities from consolidation at 31 December 2005

Name of company	Total assets at 31 December 2005 ('000 PLN)	Percentage share in total assets of parent entity (%)	net revenues from the sale of goods for resale and products together with income from financial operations for the period from 1 January 2005 to 31 December 2005 ('000 PLN)	Percentage share in revenues of parent entity (%)
Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM" *	42 926	0.3911	16 829	0.1794
AQUAKONRAD S.A. in liquidation	1 384	0.0126	95	0.0010
PCPM sp. z o.o.	648	0.0059	2 962	0.0316
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	1 494	0.0136	4 423	0.0472
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	1 220	0.0111	8 973	0.0957

** the assets of TUW CUPRUM represent coverage of the technical insurance provisions*

(amounts shown are in '000 PLN unless otherwise indicated)

2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data denominated in EUR:

- for the calculation of turnover, financial results and cash flow for the current period, the rate of ***4.0233 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2005, the rate of ***3.8598 PLN/EUR,***
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of ***4.5182 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2004, the rate of ***4.0790 PLN/EUR***

3. Accounting principles

The basis for these consolidated financial statements was the separate financial statements of the parent entity and of the subsidiaries of the Group, prepared on the basis of accounts maintained in accordance with Polish accounting standards. For purposes of the consolidated financial statements data from the separate financial statements were restated to be in conformity with accounting principles in force in the KGHM Polska Miedź S.A. Group, prepared under International Accounting Standards and International Financial Reporting Standards approved by the European Union.
These standards were presented in the consolidated half-year report PS 2005 published on 24 October 2005.
These financial statements are presented in accordance with IAS 34 „Interim financial reporting", applying the same principles for the current and comparable periods.
At 1 January 2005 transition was made to IAS 32 and 39. The result of this transition, in the amount of PLN 10 293 thousand, increased retained earnings.

II. Description of principles for the transition to IAS

1. Application of IFRS 1 - *First-time adoption of IFRS*

The consolidated financial statements of the KGHM Polska Miedź S.A. Group for the year ended 31 December 2005 will be the first annual financial statements to comply with International Accounting Standards ("IAS") and International Financial Reporting Standards ("IFRS") approved by the European Union. These interim financial statements were prepared under IFRS 1 *First-time adoption of IFRS*.
The transition date to IAS for the KGHM Polska Miedź S.A. Group is 1 January 2004, and for this date the opening balance was prepared. The reporting date of these interim consolidated financial statements is 31 December 2005, whilst the IAS adoption date is 1 January 2005. The transition date to IAS 32/39 is 1 January 2005.
In preparing these consolidated financial statements in accordance with IFRS 1, the Group applied mandatory exemptions and some optional exemptions from full retrospective application of IAS.

2. Exemptions from full retrospective application elected by KGHM Polska Miedź S.A.

At the transition date, the KGHM Polska Miedź S.A. Group has elected to apply the following optional exemptions from full retrospective application of IAS.

a) business combinations exemption
The KGHM Polska Miedź S.A. Group has applied the business combinations exemption in IFRS 1 for the business combinations that took place prior to the 1 January 2004 transition date. It has not restated business combinations that took place prior to the transition date,
b) fair value or measurement as deemed cost exemption

The KGHM Polska Miedź S.A. Group has applied this exemption to certain items of property, plant and equipment and investment property. The effect of applying this exemption is presented in points (d) and (h) in the table included in point 4 of this note,

c) employee benefits exemption,
This exemption is not applicable to the KGHM Polska Miedź S.A. Group.

d) cumulative translation differences exemption.
This exemption is not applicable to the KGHM Polska Miedź S.A. Group, as all of the foreign entities of the Group use the Polish złoty as their functional currency. Elimination of the accumulated translation differences of these foreign entities is due therefore to the application of a single functional currency throughout the Group.

e) compound financial instruments exemption.
The KGHM Polska Miedź S.A. Group has not issued any compound instruments, therefore this exemption is not applicable.

f) assets and liabilities of subsidiaries, associates and joint ventures exemption.
This exemption is not applicable, as it is applied by subsidiaries, associated entities or by joint ventures which will introduce IAS later than the parent entity.

g) exemption from restatement of data for 2004 for financial instruments.
The KGHM Polska Miedź S.A. Group elected to apply this exemption, applying previous principles to the recognition of derivatives, financial assets and financial liabilities and to hedging relationships for the 2004 comparative information. The adjustments required for differences between the Polish accounting standards and IAS were estimated and recognised at 1 January 2005. The Group believes that there exists a difference in respect of the measurement of shares in the AIG fund.

h) designation (reclassification) of derivatives exemption.
The Group selected this exemption and reclassified financial assets as financial assets at fair value through the income statement, which according to previous accounting standards were classified as held to maturity.

i) share-based payment transactions exemption
As there are no share-based payment transactions in the KGHM Polska Miedź S.A. Group, this exemption is not applicable.

k) insurance contracts exemption.
The KGHM Polska Miedź S.A. Group does not issue (enter into) insurance-related contracts. This exclusion is therefore not applied.

l) decommissioning liabilities included in the purchase or manufacturing cost of property, plant and equipment exemption.
The KGHM Polska Miedź S.A. Group recognises disassembly and land restoration costs at the initial value of property, plant and equipment in assets, and simultaneously accounts for them as a provision. This principle has also been applied for the purpose of preparing the consolidated financial statements based on principles in force for the year 2004, and therefore it was not necessary to make any adjustments to the consolidated financial statements prepared in accordance with IAS.

3. Mandatory exceptions from full retrospective application of IAS.

The KGHM Polska Miedź S.A. Group has applied the following mandatory exceptions from retrospective application of IFRS.

a) derecognition of financial assets and liabilities exception.
Financial assets and liabilities derecognised before 1 January 2004 are not re-recognised under IAS.

b) hedge accounting exception.
In accordance with the above exception, an economic entity should not recognise in its opening balance prepared in accordance with IAS hedging relationships which do not meet the hedge accounting requirements of IAS 39. This exception is not applicable as all hedging relationships prior to this date are in accordance with IAS 39.

c) accounting estimates exception
Estimates made in accordance with IAS at 1 January 2004 should be consistent with estimates made for the same date under previous accounting principles, unless there is evidence that those estimates were in error. Consequently the entity did not make any retrospective adjustments of estimates based on later

(amounts shown are in '000 PLN unless otherwise indicated)

knowledge, nor did it acknowledge any errors in previously-made estimates.

d) available-for-sale assets and discontinued operations exception
The KGHM Polska Miedź S.A. Group has applied IFRS 5 prospectively from 1 January 2005. At 31 December 2005 assets available for sale which meet the criteria for recognition in accordance with IFRS 5 amount to PLN 7 455 thousand.

4. Designation and description of differences between the consolidated financial statements prepared under Polish accounting standards and the consolidated financial statements prepared according to International Accounting Standards.

In accordance with IFRS 1, *First-time adoption of IFRS*, the Group presents explanatory reconciliations of the manner in which the transition from previously-applied accounting principles based on Polish accounting standards to those of IAS have impacted the material situation, financial operating results and cash flows of the Group, presenting the resulting differences as a consequence of the restatement of data in accordance with the requirements of transition to IAS:

- equity at 1 January 2004
- equity at 31 December 2004
- equity at 1 January 2005
- financial result for the 12 months ended 31 December 2004
- cash flow statement for the period ended 31 December 2004

		Equity at 1 January 2004	Financial result for the 12 months ended 31 December 2004	Equity at 31 December 2004
Equity and net financial result according to Polish accounting standards		**3 489 257**	**1 392 459**	**5 332 243**
Elimination of capitalised interest	(a)	(30 428)	1 804	(28 624)
Elimination of capitalised translation differences	(b)	7 123	(716)	6 407
Revaluation of property, plant and equipment to reflect hyperinflation	(c)	372 251	(19 464)	352 787
Adjustment to property, plant and equipment due to measurement at fair value as its deemed cost	(d)	(5 916)	976	(4 940)
Adjustment in value of fully-depreciated property, plant and equipment	(e)	43 759	(2 814)	40 945
Adjustment to property, plant and equipment due to separation of components	(f)	7 958	(5 557)	2 401
Adjustment to property, plant and equipment due to capitalised costs of certified inspections	(g)	74	145	219
Adjustment to investment property to fair value	(h)	347	-	347
Adjustment to prepayments	(i)	(282)	142	(140)
Reversal of amortisation of goodwill	(j)	-	268	268
Write-off of negative goodwill	(k)	8 104	591	8 695
Transfer of minority shares to equity	(l)	12 791	-	11 853
Adjustment in measurement of inventories due to changes in manufacturing costs	(ł)	-	4 422	4 422
Accumulated translation differences due to translation of foreign entities to foreign currency	(m)	-	681	-

(amounts shown are in '000 PLN unless otherwise indicated)

Adjustment due to translation of data of foreign entities to the functional currency	(n)	-	(2 292)	94
Change in principles for recognising subsidiaries for consolidation	(o)	(14 170)	594	-
Total deferred tax from adjustment	(p)	(75 028)	4 002	(71 026)
Equity and net financial result according to IAS		3 815 840	1 375 241	5 655 951
Change in equity at 1 January 2005 due to transition to IAS 32 and 39, measurement at fair value of shares in AIG fund - net	(q)	-	-	10 293
Equity at 1 January 2005 after reflecting effects of transition		-	-	5 666 244

4.1 Property, plant and equipment

a) Elimination of capitalised interest included in carrying amount of property, plant and equipment - according to the Polish Accounting Act (the "Accounting Act"), borrowing costs incurred for the purpose of financing investments increase the value of property, plant and equipment until such time as the said fixed asset is brought into use. IAS 23 „Borrowing costs" allows for two means of treating borrowing costs. According to the benchmark treatment, such costs are recognised as an expense in the period in which they are incurred. This method was selected as the means of accounting for borrowing costs. As a result, all interest on liabilities drawn, which at the date of adoption of IFRS was capitalised under property, plant and equipment, was recognised in retained earnings in the amount of PLN 30 428 thousand [at 31 December 2004 a decrease in retained earnings in the amount of PLN 28 624 thousand]. This amount respectively reduced property, plant and equipment. Due to a change in depreciation and interest costs this adjustment increased the financial result for 2004 by PLN 1 804 thousand [for the three months period ended 31 December 2004 an increase in the result by PLN 452 thousand].

b) Elimination of translation differences included in carrying amount of property, plant and equipment - according to the Accounting Act, exchange differences arising from foreign currency borrowings in order to finance the acquisition or construction of a given fixed asset increase or decrease the value of the said asset until it is brought into use. IAS 23 „Borrowing costs" does not permit the capitalisation of exchange differences unless such differences represent an adjustment of interest costs. According to the method selected by the Group of accounting for borrowing costs, such costs, including those representing exchange differences, will be expensed in the period in which they are incurred. As a result, exchange differences arising from borrowings which were capitalised as property, plant and equipment at the date of adoption of IFRS were recognised in retained earnings as an increase in the amount of PLN 7 123 thousand [at 31 December 2004 an increase in retained earnings by PLN 407 thousand]. This amount respectively increased property, plant and equipment. The change in depreciation costs reduces the financial result for 2004 by PLN 716 thousand [for the three months period ended 31 December 2004 a decrease in profit by PLN 179 thousand].

c) Revaluation of property, plant and equipment due to hyperinflation – a significant part of property, plant and equipment of the parent entity was acquired prior to 1997. It is assumed that hyperinflation lasted in Poland until the end of 1996. In order to set the value of property, plant and equipment in accordance with IFRS, an adjustment in the gross value of property, plant and equipment acquired prior to 1997 was made based on IAS 29, „Financial reporting in hyperinflationary economies". Reflecting the effects of hyperinflation caused an increase in the net value of property, plant and equipment at 1 January 2004 by PLN 372 251 thousand [at 31 December 2004 by PLN 352 787 thousand]. This amount increased depreciation, and reduced the financial result for the 12 months ended 31 December 2004 by PLN 19 464 thousand [for the three months period ended 31 December 2004 a decrease in the result by PLN 5 298 thousand].

d) Adjustment to property, plant and equipment due to measurement to fair value as its deemed cost – based on IFRS 1 „First-time adoption of International Financial Reporting Standards" the Group applied fair value as its deemed cost for the measurement of selected property, plant and equipment. Based on measurement carried out by an expert in this regard, the gross value of property, plant and equipment was reduced at the date of adoption of IFRS, i.e. at 1 January 2004 by PLN 5 916 thousand [at 31 December 2004 the gross value of property, plant and equipment was reduced by PLN 4 940 thousand]. This adjustment caused an

(amounts shown are in '000 PLN unless otherwise indicated)

increase in the financial result by PLN 976 thousand for the financial year ended 31 December 2004 [for the three months period ended 31 December 2004 an increase in the result by PLN 574 thousand].

e) Adjustment in measurement of fully-depreciated property, plant and equipment – at the date of adoption of IAS a review was carried out of depreciation rates of property, plant and equipment which had been fully depreciated but were still in use. In those instances where it was determined that the full depreciation of a fixed asset at the date of transition to IFRS arises from the fact that the depreciation rate, from the moment a fixed asset was brought into use, did not reflect its period of use, a retrospective adjustment was made of previously-made depreciation. As a result of this adjustment the net value of property, plant and equipment was increased at 1 January 2004 by PLN 43 759 thousand [at 31 December 2004 the net value of property, plant and equipment was increased by PLN 40 945 thousand]. This adjustment increases depreciation and decreases the financial result for 2004 by PLN 2 814 thousand [for the three months period ended 31 December 2004 the adjustment decreases the result by PLN 704 thousand].

f) Adjustment to property, plant and equipment due to separate depreciation of items – IAS 16 „Property, Plant and Equipment" requires that each part of an item of property, plant and equipment with a different useful life be depreciated separately, although the Accounting Act does not require this. As a result, in order to prepare its financial statements according to Polish accounting standards, the Group applied a single depreciation rate for each item of property, plant and equipment as a whole. Separating such items and applying to them separate depreciation rates matched to their individual periods of usefulness would increase the net value of property, plant and equipment at 1 January 2004 by PLN 7 958 thousand [at 31 December 2004 an increase in the net value of property, plant and equipment by PLN 2 401 thousand]. As a result of this adjustment and the increase in depreciation, the consolidated financial result for 2004 was reduced by PLN 5 557 thousand [for the three months period ended 31 December 2004 a decrease in the result by PLN 1 756 thousand].

g) Adjustment to property, plant and equipment due to capitalised costs of certified inspections – according to IAS 16 „Property, Plant and Equipment", if a condition of continuing to operate an item of property, plant and equipment is the performance of regular major inspections for faults, its cost is recognised in the carrying amount of the item of property, plant and equipment, while any remaining carrying amount of the cost of the previous inspection is derecognised. The Accounting Act does not require this, therefore the costs of certified inspections are recognised as an expense in the period in which they were incurred. As a result an adjustment was made to the value of property, plant and equipment, capitalising the costs of such inspections at 1 January 2004 in the amount of PLN 74 thousand [at 31 December 2004 an increase in property, plant and equipment by PLN 219 thousand]. This adjustment increases the consolidated financial result by PLN 145 thousand [for the three months period ended 31 December 2004 a decrease in the result by PLN 30 thousand].

4.2 Investment property

h) Adjustment to investment property to fair value – For purposes of IAS the Group applied the fair value model for the measurement of its investment property, as a result of which its investment property (including the right to perpetual usufruct of land recognised as investment property) was measured at fair value. Due to this measurement, at 1 January 2004 the carrying amount of investment property was increased by PLN 3 649 thousand [at 31 December 2004 by PLN 3 649 thousand]. As the perpetual usufruct of land was accounted for as investment property, at 1 January 2004 financial liabilities due to leasing were accounted for in the amount of PLN 3 302 thousand [at 31 December 2004 financial liabilities due to leasing of PLN 3 302 thousand]. This adjustment increases equity at 1 January 2004 in the amount of PLN 347 thousand [at 31 December 2004 an increase in equity by PLN 347 thousand]. This adjustment has no effect on the consolidated financial result for 2004 [for the three months period ended 31 December 2004 a decrease in the result by PLN 67 thousand.].

4.3 Prepayments

i) Adjustment to prepayments – based on Polish accounting standards, a subsidiary in the Group accounted in prepayments for the administrative costs incurred in the founding or later expansion of a joint stock company prior to 2002. According to IAS equity should be decreased by these costs. An adjustment was made to prepayments, decreasing their carrying amount at 1 January 2004 by PLN 282 thousand [at 31 December 2004 prepayments were decreased by PLN 140 thousand]. This adjustment increased the financial result for the 12 month period ended 31 December 2004 by PLN 142 thousand [for the three months period ended 31 December 2004 an increase in the result by PLN 31 thousand].

(amounts shown are in '000 PLN unless otherwise indicated)

4.4 Business combinations

j) Goodwill – according to the Accounting Act, goodwill is amortised over a period of no more than 5 years, although according to IFRS 3 „Business combinations" goodwill is not amortised, but is only tested annually for impairment. According to IFRS 1 „First-time adoption of International Financial Reporting Standards", beginning from 1 January 2004 goodwill is no longer amortised. The financial result for financial year 2004 was increased due to the withdrawal of current amortisation by PLN 268 thousand [for the three months period ended 31 December 2004 an increase in the result by PLN 67 thousand.].

k) „Negative goodwill" (excess of share in net fair value of acquired assets and liabilities, over costs of business combination) – according to the Accounting Act negative goodwill, up to an amount not exceeding the fair value of the acquired non-current assets, and excluding long term financial assets quoted on regulated markets, is recognised in deferred income for the period being the average weighted period of economic usefulness of the acquired and depreciable assets; negative goodwill, in an amount exceeding the fair value of non-current assets, and excluding long term financial assets quoted on regulated markets, is recognised as income at the date of the combination. According to IFRS 3 „Business combinations", the excess interest of the net fair value of acquired net assets over the cost of the business combination is fully recognised in the financial result at the acquisition date. Negative goodwill in the amount of PLN 8 104 thousand, which at 1 January 2004 was presented in the consolidated financial statements prepared under Polish accounting standards, was accounted for in retained earnings at 1 January 2004. The adjustment to equity at 31 December 2004 due to recognition of negative goodwill in the financial result increased equity by PLN 8 695 thousand]. The financial result for the 12 months period ended 31 December 2004 was increased by PLN 591 thousand [for the three months period ended 31 December 2004 a decrease in the result by PLN 1 316 thousand].

l) Minority interest – according to IAS 27 „Consolidated and separate financial statements" minority interest should be presented within equity in a separate item. Minority interests at 1 January 2004 amounted to PLN 12 791 thousand [at 31 December 2004 PLN 11 853 thousand].

4.5 Adjustment of manufactured cost of goods held in inventories

ł) Adjustment of inventories due to changes in manufacturing cost – adjustments affecting the value of property, plant and equipment, as well as amounts depreciated from 1 January 2004 to 31 December 2004 in production-related entities of the Group, lead to the need for appropriate adjustments in the cost of manufactured goods held in inventories. The adjustment increasing the value of inventories at 31 December 2004 amounted to PLN 4 422 thousand [for the three months period ended 31 December 2004 the value of inventories was increased by PLN 369 thousand], and increases by this same amount the consolidated financial result.

4.6 Accumulated translation differences from foreign entities

m) exchange differences from translation of foreign entities recognised in equity – according to the Accounting Act exchange differences from translation of the financial statements of foreign entities into Polish currency were recognised in equity as exchange rate differences from translation of subordinated entities. Analysis carried out for purposes of IFRS has shown that the functional currency of these entities is the Polish złoty. As a result, at 1 January 2004 these exchange differences, which until now were recognised in equity from the translation of foreign entities in retained earnings, were amortised, and a respective translation was carried out in the balance sheets and income statements of these entities, while all exchange differences were recognised respectively in the financial result or in retained earnings.

n) translation of an item of the financial statements of foreign entities to the functional currency – in accordance with IAS 21 "The effects of changes in foreign exchange rates" it was determined that the functional currency of the KGHM Polska Miedź S.A. Group is the Polish złoty. It is also the functional currency of the foreign entities of the Group: KGHM Polish Copper Ltd., KGHM Kupferhandels and KGHM Congo sprl, as a result of which appropriate translations were carried out of financial statements items for all of 2004 as well as for specific quarters. The effect of these calculations is a decrease in the result of the Group for the twelve months period ended 31 December 2004 by PLN 2 292 thousand]. Simultaneously at 31 December 2004 equity of the Group increased by PLN 94 thousand].

(amounts shown are in '000 PLN unless otherwise indicated)

4.7 Change in principles for recognising entities for consolidation

o) at the date of transition to IAS those subsidiaries were not consolidated whose net assets and financial results had an insignificant impact on the net assets and financial result of the KGHM Polska Miedź S.A. Group. An adjustment was also made to minority equity meeting the requirements of IAS 27, para. 22 b and c, setting out principles for identifying and presenting minority interests in the net profit or loss and in the net assets of consolidated subsidiaries.

4.8 Deferred income tax

p) deferred income tax from adjustment to IAS – the amount of deferred income tax was appropriately determined from the adjustments described in the above points, in accordance with IAS 12 „Income taxes". The amount of deferred income tax charged to equity at 1 January 2004 amounts to PLN 75 028 thousand [at 31 December 2004 PLN 71 026 thousand]. The amount of deferred income tax increasing the consolidated financial result for financial year 2004 amounts to PLN 4 002 thousand [for the three months period ended 31 December 2004 it amounts to PLN 1 256 thousand].

4.9 Hyperinflationary revaluation of share capital

Hyperinflationary revaluation of share capital – in accordance with IAS 29 "Financial reporting in hyperinflationary economies" the components of owner's equity (except retained profit and any revaluation surplus) are restated by applying a general price index from the dates the components were contributed or otherwise arose, for the period in which the Polish economy was a hyperinflationary economy, i.e. for the period to the end of 1996. The application of IAS 29 caused an increase in share capital by PLN 5 413 573 thousand while retained earnings was decreased by this same amount. As a result this revaluation has no effect on the equity of the Group at 31 December 2004. On 15 June 2005 the General Shareholders Meeting of KGHM Polska Miedź S.A. resolved the cover the effects of revaluation presented in retained earnings with share capital.

Reconciliation of cash flows

		Cash flows for the 12-month period ended 31 December 2004
Net cash flows based on Polish accounting standards	(a)	**29 750**
- adjustment due to translation of financial statements of foreign entities of the Group into the functional currency.	(b)	(67)
Net cash flows based on IAS	(c)	**29 683**

5. Other explanations and disclosures

1. At the date of transition to IAS the Group, as a result of transition, neither recognised nor reversed any impairment losses.

2. In its opening balance the Group applied fair value as deemed (assumed) cost in relation to certain items of property, plant and equipment. Every case of measurement to fair value was carried out by a professional expert. The total fair value of items of property, plant and equipment is presented below.

(amounts shown are in '000 PLN unless otherwise indicated)

		Aggregate fair value at 1 January 2004	Aggregate adjustments to carrying value in accordance with previous accounting standards
Items of property, plant and equipment	(d)	12 990	(5 916)
Total		12 990	(5 916)

3. For the preparation of comparative data as respects financial instruments subject to IAS 32 and IAS 39, previously-applied accounting principles based on Polish accounting law were applied, whilst it was determined that there would be no significant discrepancies if the requirements of IAS 32 and IAS 39 were fully applied to these same financial instruments. The effect of changes resulting from the requirements of IAS 39 is the classification of financial assets in the form of shares in an investment fund as financial assets measured at fair value through the income statement. Reclassification from the category of financial assets held to maturity was carried out at 1 January 2005, which for KGHM is the date of transition to IAS with respect to IAS 32 and IAS 39. The result of this designation is an increase in the previous value of shares in the fund, from PLN 37 274 thousand to the fair value of PLN 49 981 thousand. This change in value at 1 January 2005 was recognised in the retained earnings from prior years.

   No other significant adjustments were identified which would be necessary to conform the data respecting financial instruments to the requirements of IAS 32 and IAS 39.

(amounts shown are in '000 PLN unless otherwise indicated)

III. Business segments.

Information on business segments for the period from 1 January 2005 to 31 December 2005

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
SALES					
External sales	8 075 793	496 664	457 039	-	9 029 496
Inter-segment sales	140 717	4 768	1 399 717	(1 545 202)	-
Total sales	**8 216 510**	**501 432**	**1 856 756**	**(1 545 202)**	**9 029 496**
RESULT					
Segment result	3 295 992	(94 946)	461 019	(318 298)	3 343 767
Unallocated costs of Group as a whole	-	-	-	-	779 331
Operating profit	-	-	-	-	**2 564 436**
Net financial cost	-	-	-	-	34 830
Share of profit of associates	-	-	-	-	210 160
Profit before income tax	-	-	-	-	**2 739 766**
Income tax	-	-	-	-	626 066
Profit	-	-	-	-	**2 113 700**

	Copper and precious metals, other smelter products	Telecoms and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	7 594 636	1 242 674	1 124 832	(339 065)	9 623 077
Investments in segment - in subordinated entities accounted for using the equity method	-	929 035	2 138	-	931 173
Unallocated assets of Group as a whole	-	-	-	-	548 255
Total consolidated assets					**11 102 505**
Segment liabilities	2 448 072	92 904	316 279	(224 034)	2 633 221
Unallocated liabilities of Group as a whole	-	-	-	-	2 106 033
Total consolidated liabilities	-	-	-	-	**4 739 254**
Investment expenditures	650 499	106 812	119 250	(1 312)	875 249
Depreciation on property, plant and equipment	313 121	94 665	63 757	(6 098)	465 445
Amortisation on intangible assets	10 354	5 081	3 817	(19)	19 233
Impairment of property, plant and equipment recognised in income statement	5 775	189 645	1 521	-	196 941
Impairment of intangible assets recognised in income statement	-	3 472	310	-	3 782
Reversal of impairment of property, plant and equipment recognised in income statement	268	12	936	-	1 216
Other non-monetary costs	170 607	202 962	20 842	(6 923)	387 488

(amounts shown are in '000 PLN unless otherwise indicated)

IV. Items affecting assets, liabilities, equity, the net financial result or cash flow, which are unusual as respects their type, amount or degree of influence

1. Condition and financial results of significant companies

Apart from the parent entity, the greatest impact on the Group is from:

- DIALOG S.A. – a subsidiary, in which KGHM Polska Miedź S.A. owns 100% of the share capital, and
- Polkomtel S.A., in which KGHM Polska Miedź S.A. owns 19.61% of the shares.

DIALOG S.A.

In the fourth quarter of 2005, i.e. during the period from 1 October to 31 December 2005, DIALOG S.A. achieved the following results:

Sales	PLN 127 524 thousand,
Profit on sales	PLN 1 280 thousand,
EBITDA	PLN 30 571 thousand,
Net profit	PLN (195 286) thousand.

Analysis of the results of DIALOG S.A. during the four quarters of 2005 (accrued) with respect to the results achieved in the comparable prior period.

The results achieved by the company during the four quarters of 2005 are a result of continuation of the strategy based on seeking subscribers and increasing its range of services and on rationalising costs and investment expenditures.

During the four quarters of 2005 DIALOG S.A. earned PLN 501 432 thousand in revenues from sales (versus PLN 453 275 thousand in the four quarters of 2004 – an increase of 11%), achieving a profit on sales of PLN 61 654 thousand (versus PLN 79 365 thousand for the comparable period of 2004 roku – a decrease of 22%). The company had an operating loss of PLN 135 992 thousand. This result was due to costs arising from the impairment of property, plant and equipment. Based on prepared long-term plans and the generally-accepted principle of the valuation of assets to fair value, the company performed a test for impairment of its assets. As a result of this test, a one-off impairment loss was made to its non-current assets of PLN 183 780 thousand. For the four quarters of 2005 EBITDA in DIALOG S.A. amounted to PLN 160 174 thousand (the EBITDA margin amounted to 32%). The profitability on sales and the high level of EBITDA is due to the continuation of activities aimed at optimising operating costs and improving the structure of revenues. The net profit of the company is significantly impacted by financial activities. The loss on financial activities for the four quarters of 2005 amounted to PLN 37 453 thousand. Financial activities are mainly impacted by the costs of servicing debt arising from the issuance of bonds. In 2004 and in 2005 decisions were taken to reduce the debt of this company. Details on the reduction of this debt are described below.

In 2005 the company continued to carry out a program aimed at increasing its subscriber base. At the end of the fourth quarter of 2005 the company had 719 thousand built lines (an increase since the beginning of the year of 11 thousand lines) and 443 thousand ringing lines (an increase since the beginning of the year of 8 thousand lines). The company is consistently pursuing a policy aimed at acquiring corporate customers. At the end of the second quarter of 2005 the Business-mix ratio (calculated as the number of ringing institutional customer lines to the number of total ringing lines, minus the service lines of DIALOG S.A.) was 27%. DIALOG S.A. is intensively developing other services, including internet access. At the end of 2005 the company had 77 thousand internet users taking advantage of internet access through monthly, lump-sum payments (an increase since the beginning of the year of 11 thousand users).

(amounts shown are in '000 PLN unless otherwise indicated)

Important events

KGHM Polska Miedź S.A. continued its policy of improving the equity structure of DIALOG S.A. Towards this end, in November 2005 the Management Board of KGHM Polska Miedź S.A. resolved to reduce the debt of this entity. On 5 December 2005 an agreement was signed between KGHM Polska Miedź S.A. and DIALOG S.A. regarding the early redemption of the bonds of DIALOG S.A., in the total amount of PLN 679 800 thousand, acquired by KGHM Polska Miedź S.A. in July 2003. Based on this agreement KGHM Polska Miedź S.A. acquired in 2005 shares in the increased share capital of DIALOG S.A. in the amount of PLN 479 800 thousand. The funds arising from this increase in capital were designated to be used for the redemption of bonds.
Based on this agreement, on 5 December 2005 the remaining part of the restructured liabilities due to bonds in the amount of PLN 200 000 thousand will be redeemed by DIALOG S.A. from KGHM Polska Miedź S.A. Planed date of redemption – end of first quarter of 2006.

The strategy of KGHM Polska Miedź S.A. foresees the eventual limitation of the commitment of KGHM Polska Miedź S.A. in this company. Based on this strategy, in 2005 the Management Board of KGHM Polska Miedź S.A., with the support of a financial adviser, began the process of seeking a strategic investor for DIALOG S.A., which is continuing in 2006.
The Management Board of KGHM Polska Miedź S.A. expects that, as a result of the process of seeking an investor, KGHM Polska Miedź S.A. will receive acquisition bids, and on their basis the Management Board of KGHM Polska Miedź S.A. will make decisions on how to further proceed with its telecoms assets, and will present the Supervisory Board with appropriate solutions for approval.

Polkomtel S.A.

As a result of the methodology accepted in 2004 for the valuation of long term financial assets, the shares of Polkomtel S.A. are presented in the consolidated financial statements in an equity amount representing the proportional percentage of share capital owned by KGHM Polska Miedź S.A. in this company. The value of the shares of Polkomtel S.A. at 31 December 2005 in the financial statements of the KGHM Polska Miedź S.A. Group is PLN 929 035 thousand.

In the fourth quarter of 2005, i.e. during the period from 1 October to 31 December 2005, Polkomtel S.A. achieved the following results:

Sales	PLN 1 826 448 thousand,
Profit on sales	PLN 243 753 thousand,
EBITDA	PLN 499 074 thousand,
Net profit	PLN 205 822 thousand.

Analysis of the results of Polkomtel S.A. during the four quarters of 2005 (accrued) with respect to the results achieved in the comparable prior period.

During the four quarters of 2005 the company earned PLN 6 495 963 thousand in revenues from sales (versus PLN 5 743 871 thousand in the four quarters of 2004 - an increase of 13%), achieving a profit on sales of PLN 1 293 221 thousand (an improvement versus the four quarters of 2004 of 16%). During the four quarters of 2005 Polkomtel S.A. earned EBITDA of PLN 2 301 159 thousand (versus the result achieved in the four quarters of 2004 – an increase of 16%). Profit before taxation during this period amounted to PLN 1 310 746 thousand (versus PLN 1 186 306 thousand in the four quarters of 2004 - an increase of 10%). The company earned a net profit of PLN 1 067 105 thousand, representing an increase versus the net profit achieved for the four quarters of 2004 of 16%.

Important events

In July 2005 an agreement was entered into between PKN ORLEN S.A., KGHM Polska Miedź S.A., Polskie Sieci Elektroenergetyczne S.A. and Węglokoks S.A. titled „Shareholders agreement regarding restructuring the commitment of the Polish shareholders in Polkomtel S.A." Based on this agreement the Polish shareholders of Polkomtel, in cooperation with renowned advisers, have set out a common negotiating position which was presented to the foreign shareholders, i.e. TDC and Vodafone.
In December 2005 a group of financial institutions announced a bid for the purchase of the shares of TDCMI – the company in control of TDC. As a result of settlement of this bid there was a change of control over TDCMI. According to the statutes of Polkomtel S.A. the occurrance of this event is referred to as a „Change of Ownership" in consequence of which TDC became obligated to offer its shares of Polkomtel S.A. to the remaining shareholders. On 8 February 2006 TDC submitted such an offer to the remaining shareholders of Polkomtel S.A. KGHM Polska Miedź S.A., together with financial and legal advisers, is analysing the current situation, and in the February-March timeframe will make a decision regarding execution of its rights of first refusal.

2. *Measurement of financial assets and property, plant and equipment*

Financial assets

Due to the valuation and settlement of future cash flow hedging transactions in an amount reflecting the effective part of the hedge, after reflecting the results in deferred tax in the parent entity, the revaluation reserve was decreased in the current quarter by PLN 453 458 thousand,
(an accrued decrease of the revaluation reserve since the beginning of the year by PLN 1 011 905 thousand)

Due to the measurement of derivative instruments to fair value there was an increase in profit of PLN 5 555 thousand,
(an accrued increase of profit since the beginning of the year by PLN 15 762 thousand)

Due to the valuation of financial assets at fair value through profit and loss, the financial result was decreased by PLN 3 958 thousand,
(an accrued decrease of profit since the beginning of the year by PLN 325 thousand)

Property, plant and equipment and receiveables

Due to the depreciation of property, plant and equipment and intangible assets, the financial result was decreased in the current quarter by PLN 122 311 thousand
(an accrued decrease of profit since the beginning of the year by PLN 484 678 thousand)

Due to the valuation of property, plant and equipment to market value, the financial result was decreased by PLN 197 158 thousand, of which PLN 183 780 thousand represents an impairment loss on non-current assets carried out in the subsidiary Dialog S.A after performing a test for impairment.
(an accrued decrease of profit since the beginning of the year by PLN 201 481 thousand)

Assets and the financial result in the current quarter were also affected by provisions for receiveables together with interest (an excess of provisions released over created), thereby increasing the result in the amount of PLN 27 785 thousand.
(an accrued increase of profit since the beginning of the year by PLN 29 317 thousand of which PLN 43 241 thousand relates to the reversal of the provisions for State budget receiveables together with interest in the parent entity, after the resolution of disputed tax issues respecting VAT, and PLN 10 593 thousand relates to provisions for receiveables due to the payment of property tax as a result of the high probability of there arising future liabilities in this regard)

The measurement of other assets did not significantly affect the assets and results of the period.

(amounts shown are in '000 PLN unless otherwise indicated)

V. Bank and other loans and other sources of external financing

	31 December 2005	31 December 2004
Non-current	**63 182**	**53 781**
Bank loans	8 823	
Loans	29 181	23 260
Liabilities due to financial leasing	25 178	30 521
Current	**48 477**	**273 074**
Bank loans	42 243	258 051
Loans		7 752
Liabilities due to financial leasing	6 234	7 271
Total	**111 659**	**326 855**

VI. Restructurisation

No restructuring activities were carried out during the current financial period.

VII. Discontinued operations

No operations were discontinued in the current financial period.

VIII. Business combinations

No other entities were combined with the Group, and there were no combinations of entities within the Group in the current financial period.

IX. Disposal of subsidiaries

No subsidiaries were disposed of in the current financial period.

X. Information on seasonal or cyclical activities

The entities of the KGHM Polska Miedź S.A. Group are not affected by seasonal or cyclical activities.

XI. Contingent assets and liabilities

At the end of the financial period estimates were made of contingent assets and liabilities, which were accounted for as off-balance sheet items.

		Receiveables/ Liabilities	*Changes in the period*
			in '000 PLN
1.	**Contingent receiveables**	**141 511**	**(19 360)**
-	disputed State Budget issues	64 963	(23 068)
-	bill of exchange receiveables	65 777	(387)
-	guarantees received	10 771	4 095
2.	**Contingent liabilities**	**78 416**	**(193 515)**
-	guarantees and security granted	58 348	(177 174)
-	bill of exchange liabilities	18 996	(16 670)
-	contingent penalties	1 072	329

The decrease in liabilities due to guarantees granted was caused by the expiry in the current quarter of a guarantee for the bank payment by KGHM Polska Miedź S.A. of a contribution in kind of PLN 193 000 thousand, designated to be used to increase the share capital of the subsidiary ENERGETYKA sp. z o.o.
The decrease in receiveables due to disputed State budget issues was caused in particular by the conclusion of proceedings related to corporate income tax for the year 1999 in the amount of PLN 7 242 thousand, by a decrease in the amount of a dispute by PLN 5 887 thousand due to corporate income tax for the year 2000 as well as a ruling recognising the application of unjustified pressure related to the refund of property tax for prior years in the amount of PLN 10 174 thousand.

XII. Type and amount of changes in estimates

1. Provisions

The effects of revaluation or creation of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1.1 provisions for future mine closure costs (restoration) in the parent entity. This provision also includes the estimated costs of dismantling and removing technological objects, for which the obligation for restoration is incurred upon the conclusion of activities as a result of prevailing law or standard practice. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 22 132 thousand.

(an accrued decrease of profit since the beginning of the year by PLN 44 562 thousand)

1.2 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments. The result of this change in estimates is an increase in the provision and a decrease in profit in the amount of PLN 32 982 thousand (after reflecting the effects in deferred tax in the amount of PLN 36 092 thousand).

(an accrued decrease of profit since the beginning of the year, after reflecting the effects in deferred tax, of PLN 109 175 thousand)

1.3 future liabilities in the property tax on underground mining facilities. As a result of estimation of this risk profit was decreased by PLN 65 818 thousand.

(an accrued decrease of profit since the beginning of the year by PLN 65 818 thousand)

(amounts shown are in '000 PLN unless otherwise indicated)

1.4 At the end of the quarter there remains a provision for accruals for wages together with charges paid after approval of the annual financial statements, which decreased the annual result. This provision decreased the financial result by PLN 144 157 thousand

2. Deferred income tax

The result of differences between the carrying value and taxable value of the balance sheet item is a change in the estimated value of deferred tax assets and deferred tax liabilities.

In the current quarter there was an increase in the tax asset in the amount of PLN 147 202 thousand, of which the following was settled:

- as an increase in the financial result PLN 42 534 thousand,
- as an increase in equity due to the measurement and settlement of hedging instruments PLN 104 668 thousand.

There was an increase in the tax asset during the current accrued period of PLN 225 932 thousand, of which the following was settled:

- *as an increase in the financial result PLN 12 517 thousand,*
- *as an increase in equity due to the measurement and settlement of hedging instruments PLN 213 415 thousand.*

In the current quarter there was an increase in deferred tax liabilities in the amount of PLN 114 789 thousand, the settlement of which decreased the financial result.

In the accrued period there was an increase in deferred tax liabilities in the amount of PLN 82 968 thousand, of which the following was settled:

- *as a decrease in the financial result PLN 100 611 thousand,*
- *as an increase in equity due to the measurement and settlement of hedging instruments PLN 17 643 thousand.*

After compensating this asset from deferred tax liabilities, the asset at the end of the financial period was set at PLN 163 164 thousand, while deferred tax liabilities were set at PLN 16 566 thousand.

XIII. Events which occurred after the balance sheet date

None.

Other information to the consolidated quarterly report QS 4/2005

(pursuant to § 91 sec. 9 in connection with sec. 6 of the Decree of the Minister of Finance dated 19 October 2005 - Journal of Laws Nr 209, item 1744)

I. Selected financial data

SELECTED FINANCIAL DATA	in '000 PLN		in '000 EUR	
	4 quarters accrued /2005 period from 1 January 2005 to 31 December 2005	4 quarters accrued /2004 period from 1 January 2004 to 31 December 2004	4 quarters accrued /2005 period from 1 January 2005 to 31 December 2005	4 quarters accrued /2004 period from 1 January 2004 to 31 December 2004
I. Sales	9 029 496	7 138 767	2 244 301	1 580 002
II. Operating profit	2 564 436	1 650 885	637 396	365 386
III. Profit before taxation	2 739 766	1 677 275	680 975	371 226
IV. Profit for the period	2 113 700	1 376 453	525 365	304 646
V. Profit for the period attributable to shareholders of parent entity of the Group	2 112 015	1 376 715	524 946	304 704
VI. Profit for the period attributable to minority interests	1 685	(262)	419	(58)
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	10.56	6.88	2.62	1.52
IX. Net cash generated from operating activities	2 736 742	1 953 689	680 223	432 404
X. Net cash used in investing activities	(726 686)	(638 163)	(180 619)	(141 243)
XI. Net cash used in financing activities	(656 437)	(1 285 843)	(163 159)	(284 592)
XII. Total net cash flow	1 353 619	29 683	336 445	6 570
	At 31.12.2005	At 31.12.2004	At 31.12.2005	At 31.12.2004
XIII. Current assets	4 210 200	2 869 240	1 090 782	703 418
XIV. Non-current assets	6 884 850	6 493 056	1 783 732	1 591 825
XV. Avavilable-for-sale non-current assets and assets included in disposal group	7 455	-	1 931	-
XVI. Total assets	11 102 505	9 362 296	2 876 446	2 295 243
XVII. Current liabilities	3 208 589	2 419 068	831 284	593 054
XVIII. Non-current liabilities	1 530 665	1 287 277	396 566	315 586
XIX. Equity	6 363 251	5 655 951	1 648 596	1 386 602
XX. Minority interest	14 631	17 701	3 791	4 340
XXI. Closing price of shares on last day of trading in quarter (in PLN)	62.50	31.30		

II Organisational structure of group of related entities at 31 December 2005.



Parent entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
KGHM CUPRUM sp. z o.o. - CBR
"Energetyka" sp. z o.o
Energetyka SSP Sp. z o.o.
KGHM Polish Copper Ltd
CBJ sp. z o.o.
POL-MIEDŹ TRANS spółka z o.o.
KGHM Kupferhandelsges. m.b.H
KGHM CONGO S.P.R.L.
KGHM Metraco sp. z o.o.
PeBeKa S.A.
DIALOG S.A.
"Zagłębie" Lubin SSA
PHP "MERCUS" sp. z o.o.
PHU Lubinpex Sp. z o.o.
KGHM Metale DSI S.A.
WFP Hefra S.A.
Walcownia Metali Nieżelaznych spółka z o.o.
WM "ŁABĘDY" S.A.
DFM ZANAM - LEGMET Sp. z o.o.
INOVA Spółka z o.o.
DKE Spółka z o.o.
INTERFERIE S.A.
Direct and indirect subsidiaries not subject to consolidation
PU "Mercus Serwis" Sp. z o.o.
AQUAKONRAD SA in liquidation
PCPM sp. z o.o.
TUW - Cuprum
Associates
Polkomtel S.A.
MINOVA-KSANTE Spółka z o.o.
Indirect associates not accounted for using the equity method
PHU "Mercus Bis" Sp. z o.o.

III Effects of changes in the structure of the economic entity

In the fourth quarter of 2005 there were no changes in the structure of KGHM Polska Miedź S.A., in particular due to the combination of business entities, to the takeover or sale of entities of the KGHM Polska Miedź S.A. Group, to long term investments, or to the separation, restructurisation or discontinuation of activities.

IV. Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for the year 2005, in light of the results presented in this consolidated quarterly report relative to forecast results

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results.

On 21 October 2005 the Supervisory Board approved the Forecast of the financial results for 2005 – Annex to the Budget. The updated Budget of KGHM Polska Miedź S.A. for 2005 assumes the achievement of revenues from the sale of products, goods for resale and materials in the amount of PLN 7 540 mln and net profit of PLN 2 078 mln.

V. Shareholders holding at least 5% of the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. as at the date of publication of this quarterly report and changes in the ownership structure of significant packets of shares in the period since publication of the prior quarterly report

At the date of publication of this report the following shareholders owned at least 5% of the total number of votes at the General Shareholders Meeting of the Company (based on announcements obtained by the Company under art. 147 of the Law on the Public Trading of Securities):

1. State Treasury - 88 567 589 shares, representing 44.28% of the share capital of the Company and the same number of votes at the General Shareholders Meeting (based on an announcement dated 12 January 2001);

2. Deutsche Bank Trust Company Americas (depositary bank in the depositary receipts program of the Company) – 10 013 016 shares, representing 5.01% of the share capital of the Company and the same number of votes at the General Shareholders Meeting (based on an announcement dated 11 May 2005). Based on information received quarterly from the depositary bank, the number of global depositary receipts issued at 31 December 2005 amounted to 7 307 854, representing 14 615 708 shares and 7.31 % of the total number of votes.

Changes in the ownership structure of significant packets of shares during the period since publication of the prior quarterly report, i.e. since 14 November 2005 (based on announcements of significant packets of shares):

1. On 21 November 2005, JPMorgan Chase & Co announced that as a result of the sale of shares of KGHM Polska Miedź S.A., JPMorgan Chase & Co. owns, directly or indirectly, shares in the Company granting the right altogether to less than 5% of the total number of votes, i.e. 4.76% (9 525 684), including 4.05% of the votes in the form of GDRs. Previously, pursuant to an announcement dated 4 October 2005, J.P.Morgan Chase & Co. own, directly or indirectly, shares in the Company granting the right altogether to 5.02 % of the total number of votes (10 051 640), including 945 716 in the form of shares, i.e. 0.47 % of the votes, and 9 105 924 in the form of GDRs, i.e. 4.55 % of the votes. The depositary bank in the depositary receipts program of the Company, in whose account the shares forming the basis of the issued GDRs are held, is Deutsche Bank Trust Company Americas.
2. On 12 January 2006 Lansdowne Partners Limited announced that Lansdowne Partners Limited Partnership controls, on behalf of the funds which it manages, shares granting the total right to less than 5% of the total number of votes, i.e. 4.64% (9 282 114). Previously, pursuant to an announcement dated 12 July 2005, Lansdowne Partners Limited Partnership controlled 10 572 441 shares, representing 5.29% of the share capital of the Company and the same number of votes at the General Shareholders Meeting.

VI. Changes in ownership of shares of the parent entity or of rights to them (options) by management or supervisory personnel of KGHM Polska Miedź S.A., based on information held by KGHM Polska Miedź S.A., during the period following publication of the prior consolidated quarterly report

Based on information held by the parent entity, the table below shows ownership of shares of KGHM Polska Miedź S.A. by management and supervisory personnel:

Position / function	First name, surname	Shares held as at publication date of Q3 2005 report	Shares bought since publication of Q3 2005 report	Shares sold since publication of Q3 2005 report	Shares held as at publication date of Q4 2005 report
1	2	3	4	5	6
President of the Management Board	Krzysztof Skóra[1]	0	0	0	0
1st Vice President of the Management Board	Maksymilian Bylicki[1]	0	0	0	0
Vice President of the Management Board	Wiktor Błądek[3]	1 310	0	0	1 310
Vice President of the Management Board	Mirosław Biliński[1]	0	0	0	0
Vice President of the Management Board	Marek Fusiński[1]	0	0	0	0
Vice President of the Management Board	Ireneusz Reszczyński[1]	0	0	0	0
Chairman of the Supervisory Board	Antoni Dynowski[2]	0	0	0	0
Deputy Chairman of the Supervisory Board	Maciej Kruk	0	0	0	0
Secretary of the Supervisory Board	Józef Czyczerski	710	0	710	0
Member of the Supervisory Board	Czesław Cichoń[2]	0	0	0	0
Member of the Supervisory Board	Leszek Hajdacki	24	0	0	24
Member of the Supervisory Board	Ryszard Kurek	10	0	0	10
Member of the Supervisory Board	Marcin Ślęzak[2]	0	0	0	0
Member of the Supervisory Board	Ryszard Wojnowski[2]	0	0	0	0

[1] *Members of the Management Board appointed to the Management Board by a resolution of the Supervisory Board dated 24 February 2006. Column 3 shows the number of shares held as at the date of appointment, while columns 4 and 5 show the number of shares purchased/sold from the date of appointment to the date of publication of this report.*
On 10 February 2006 the Supervisory Board of the Company recalled Marek Szczerbiak from the position of President of the Management Board, and delegated Krzysztof Skóra – a Member of the Supervisory Board of KGHM Polska Miedź S.A. – to temporarily execute the duties of President of the Management Board of the Company for a period not longer than three months. Krzysztof Skóra on 24 February 2006 submitted his resignation from membership of the Supervisory Board and was appointed, by a resolution of the Supervisory Board, to the position of President of the Management Board. On 24 February 2006 the Supervisory Board recalled Jarosław Andrzej Szczepek from the position of Member of the Management Board - I Vice President of the Management Board, and the following persons from the position of Member of the Management Board - Vice President of the Management Board: Andrzej Krug, Robert Nowak and Sławomir Pakulski.
Based on information held by the Company – during the period from publication of the report for the third quarter to the date the above-mentioned persons were recalled from the Management Board, these persons owned shares of KGHM Polska Miedź S.A. in the following amounts:
Marek Szczerbiak – 0, Jarosław Andrzej Szczepek – 0, Andrzej Krug – 0, Robert Nowak – 100, Sławomir Pakulski – 500.

[2] *Members of the Supervisory Board appointed to the Supervisory Board by a resolution of the Extraordinary General Shareholders Meeting dated 31 January 2006. Column 3 shows the number of shares held as at the date of appointment, while columns 4 and 5 show the number of shares purchased/sold from the date of appointment to the date of publication of this report.*
On 30 January 2006 Marek Wierzbowski submitted his resignation from membership of the Supervisory Board, and on 31 January 2006, by a resolution of the Extraordinary General Shareholders Meeting, Tadeusz Janusz, Elżbieta Niebisz, Jan Rymarczyk and Krzysztof Szamałek were recalled from the Supervisory Board. These persons – based on information held by the Company – during the period from publication of the report for the third quarter to date the of resignation/recall, did not own shares of KGHM Polska Miedź S.A. or rights to them (options).
[3] *Member of the Management Board suspended, by a resolution of the Supervisory Board of the Company dated 19 December 2005, from performing in the capacity of Vice President of the Management Board for a period not longer than three months. The Supervisory Board of the Company, by a resolution dated 24 February 2006, decided to end the suspension of Wiktor Błądek from performing in the capacity of Vice President of the Management Board from 8 March 2006.*

VII. List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

The total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration, relating to the liabilities and debtors of KGHM Polska Miedź S.A. and its subsidiaries as at 31 December 2005, does not represent at least 10% of the equity of KGHM Polska Miedź S.A.

VIII. Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if the value of these transactions (being the total value of all transactions entered into since the beginning of the financial year) exceeds the equivalent of EUR 500 000 – which are not typical and routine transactions entered into under market conditions between related entities and do not arise from on-going operating activities

1. Transaction entered into on 15 March 2005 between KGHM Polska Miedź S.A. in Lubin and the company Miedziowe Centrum Zdrowia S.A. in Lubin (a subsidiary of KGHM Polska Miedź S.A.) related to payment of the first instalment of a donation in the amount of PLN 2 240 thousand to MCZ S.A. This donation is based on a notary agreement between the above-mentioned entities entered into on 11 February 2005 for the amount of PLN 11 200 thousand and to be used for the financing of a CT scanner and of fixed-station angiograph equipment for the examination of heart and peripheral vessels. KGHM Polska Miedź S.A. will execute payment on the remainder of the donation in four equal annual instalments, payable by 31 January of each year, beginning from 2006.

2. Transactions entered into between KGHM Polska Miedź S.A. in Lubin and KGHM CONGO S.P.R.L with its registered head office in the Democratic Republic of Congo (a subsidiary of KGHM Polska Miedź S.A.) related to loans totalling USD 900 thousand granted to KGHM CONGO S.P.R.L. based on two agreements entered into on 14 March 2005. These loans, in the amounts of USD 620 thousand and USD 280 thousand, are for the purpose of replacing the worn-out machine park and renovating the roadways to the Kimpe mine. Payment of the loans was executed in instalments (USD 430 thousand by 15 March 2005, USD 300 thousand by 31 March 2005, USD 170 thousand by 15 April 2005). The largest value transaction was a loan in the amount of USD 620 thousand for replacement of the machine park. The loan, together with interest, will be repaid in ten monthly instalments beginning from October 2005. Interest on the loan is based on LIBOR 1M + a 1% annual percentage rate.

3. Transactions entered into between KGHM Polska Miedź S.A. in Lubin and Dolnośląska Spółka Inwestycyjna S.A. (now KGHM Metale DSI S.A. - a subsidiary of KGHM Polska Miedź S.A.) related to:

- the sale of shares of PeBeKa S.A. in Lubin. KGHM Polska Miedź S.A. acquired 282 838 (100%) shares for the amount of PLN 36 737 thousand.
- the sale of debtors of PeBeKa S.A. in Lubin. KGHM Polska Miedź S.A. acquired debtors of DSI S.A. with respect to PeBeKa S.A. for the amount of PLN 2 400 thousand.
- a loan in the amount of PLN 26 827 thousand granted by DSI S.A. Repayment deadline for the loan is 30 September 2006. The loan bears interest of WIBOR 1M + 0.45%.

The total value of transactions since the beginning of 2005 amounts to PLN 65 965 thousand. The highest-value transaction was entered into on 15 April 2005 and related to the purchase of shares with a value of PLN 36 737 thousand.

4. Transaction entered into between KGHM Polska Miedź S.A. in Lubin and KGHM Metale SA (now KGHM Metale DSI S.A. - a subsidiary of KGHM Polska Miedź S.A.) related to the sale of shares of PHP „Mercus" Sp. z o.o. The total value of transactions between the entities since the beginning of 2005 amounts to PLN 12 003 thousand. The highest-value transaction was entered into on 20 May 2005 and related to the purchase by KGHM Polska Miedź S.A. of 4 296 shares of PHP „Mercus" Sp. z o.o. for the amount of PLN 12 003 thousand.

5. Transactions entered into between DFM Zanam-Legmet Sp. z o.o. in Lubin and INOVA Centrum Innowacji Technicznych Sp. z o.o. (100% subsidiaries of DSI SA) related to:

- the sale of selected elements of the assets of the Electrical Section of DFM Zanam-Legmet Sp. z o.o. to INOVA Sp. z o.o. The value of this transaction amounted to PLN 843 thousand.
- the sale of selected elements of the assets of the Mechanical Section of INOVA Sp. z o.o. to DFM Zanam-Legmet Sp. z o.o. The value of this transaction amounted to PLN 3 808 thousand.

The total estimated value of transactions since the beginning of 2005 amounted to PLN 4 651 thousand. The highest-value transaction was entered into on 2 June 2005 and related to the sale of selected elements of the assets of the Mechanical Section of INOVA Sp. z o.o. The value of this transaction amounted to PLN 3 808 thousand.

IX. Information on the granting by KGHM Polska Miedź S.A. or by a subsidiary of security on credit or loans, or of guarantees – in total to a single entity or subsidiary, if the total value of existing securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period 1 January 2005 – 31 December 2005 neither KGHM Polska Miedź S.A. nor its subsidiaries granted securities on credit or loans, nor did they grant guarantees to a single entity or subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

X. Other information important for the evaluation of employment, assets, finances and the financial result and any changes thereto, and information which is important for evaluating the capacity to meet liabilities

None

XI. Factors impacting the financial results of the Group, at least in the following quarter

The largest impact on the results of the Group is from the parent entity – KGHM Polska Miedź S.A. – as well as, to a lesser degree, from Polkomtel S.A. and from DIALOG S.A. As a result, the most significant factors impacting the results of the Group through the parent entity are:

- copper and silver prices on the metals markets,
- the PLN/USD exchange rate, and
- electrolytic copper production costs.

KGHM Polska Miedź S.A. will be oriented towards concentrating its activities on the production of copper and on acquiring the best possible results from its mining and smelting activities, while reflecting in its strategy risks arising from macroeconomic factors (copper prices, PLN/USD exchange rate).

(Translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.)

The consolidated quarterly report QS4/2005, comprising the Quarterly condensed consolidated financial statements prepared in accordance with IAS for the period 1 October 2005 to 31 December 2005 and Other information to the consolidated financial report QS4/2005 signed in Lubin, 1 March 2006.

Signatures of persons representing the Company:

Date	First, surname	Position/Function	Signature
1 March 2006		PREZES ZARZĄDU *Krzysztof Skóra*	
1 March 2006			
1 March 2006		DYREKTOR GENERALNY	

[illegible]
GŁÓWNY KSIĘGOWY KGHM

Jacek Sieniawski

WICEPREZES ZARZĄDU

Ireneusz Reszczyński